Exhibit 99.2

CTRIP.COM INTERNATIONAL, LTD.

PRICES OFFERING OF US$700 MILLION CONVERTIBLE SENIOR NOTES

SHANGHAI, October 10, 2013 /PRNewswire/: Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, ticketing services, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced the pricing of US$700 million in aggregate principal amount of convertible senior notes due 2018 (the “notes”). The notes were offered to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The Company has granted the initial purchaser a 30-day option to purchase up to an additional US$100 million principal amount of notes solely to cover over-allotments, if any. The notes will be convertible into Ctrip’s American depositary shares (“ADSs”), each representing as of the date of this press release 0.25 of an ordinary share of Ctrip, at the option of the holders, based on an initial conversion rate of 12.7568 of the Company’s ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$78.39 per ADS and represents an approximately 42.5 % conversion premium over the closing trading price of the Company’s ADSs on October 10, 2013, which was US$55.01 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. Holders of the notes may convert their notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the second business day immediately preceding the maturity date. Ctrip will not have the right to redeem the notes prior to maturity. Holders of the notes will have the right to require the Company to repurchase for cash all or part of their notes on October 15, 2016 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, October 15, 2016.

The notes will bear interest at a rate of 1.25% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2014. The notes will mature on October 15, 2018, unless previously repurchased or converted in accordance with their terms prior to such date.

The Company intends to use a portion of the net proceeds of the offering to pay the associated cost of the convertible note hedge transaction, after such cost is partially offset by the proceeds to the Company from the sale of the warrant transaction, as described below. The Company is entering into a convertible note hedge transaction with an affiliate of the initial purchaser (the “hedge counterparty”) and a warrant transaction with the hedge counterparty at a higher strike price. In connection with these transactions, the Company has been advised that the hedge counterparty and/or its affiliates expect to enter into various derivative transactions with respect to the ADSs and/or to purchase ADSs concurrently with, or shortly after, the pricing of the notes, and may adjust or unwind such derivative transactions or enter into additional derivative transactions, and buy or sell ADSs or other securities from time to time. These activities could impact the trading price of the ADSs and/or the notes.

The Company plans to use the remainder of the net proceeds from this offering for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses, as well as potential ADS repurchases and note retirement from time to time. The Company may from time to time purchase the ADSs pursuant to its share repurchase program and enter into other transactions with respect to its securities, including purchases of its securities for cash and/or ADSs carried out concurrently with or shortly after the pricing of the notes. Any of these activities could impact the trading price of the ADSs and/or the notes.

The Company expects to close the notes offering on or about October 17, 2013, subject to the satisfaction of customary closing conditions.

The notes, the ADSs deliverable upon conversion of the notes and the ordinary shares represented thereby, have not been registered under the Securities Act, or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the notes, the ADSs or the ordinary shares represented thereby in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, ticketing services, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com

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